Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31,
	2005	2006	2007	2008	2009

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$10	$98	$130	$775	$1,065

Add: Fixed charges	245	192	229	248	191

Less: Minority interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	1	—	—	—

Total earnings available for fixed charges	$255	$291	$359	$1,023	$1,256

Fixed charges:

Interest expense(1)	$177	$122	$153	$169	$130
Interest portion of rental expense	68	70	76	79	61

Total fixed charges	$245	$192	$229	$248	$191

RATIOS OF EARNINGS TO FIXED CHARGES	1.04	1.52	1.57	4.13	6.58

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness